BERUSCHI & COMPANY

Barristers & Solicitors

Anthony J. Beruschi B.Sc., LL.B.
Douglas E. Eacrett B.Comm., C.A., LL.B.

Suite #501 - 905 West Pender Street
Vancouver, British Columbia, V6C 1L6
Tel: (604)669-3116 Fax: (604)669-5886
E-Mail: admin@beruschi.com

02049277

July 31, 2002

PROCESSED
AUG 3 0 2002
THOMSON
FINANCIAL

SUPPL

Securities & Exchange Commission
Division of Corporate Finance
Room 3026, 450 Fifth Street N.W.
Washington, DC 20549

Attention: Office of International Corporate Finance

Dear Sirs:

Re: Buck Lake Ventures Ltd. (the "Issuer")
Filing of documents under Section 12g3-2(b),
***Securities Act* of 1934**
File No. 82-1669

With respect to the Issuer's exemption pursuant to Section 12g3-2(b) of the *Securities Act* of 1934, we submit for recording the following documents that were filed, published or distributed to security holders since May 10, 2002:

A. Copy of the Issuer's Annual Report on Form 16 as of February 2, 2002.

B. Annual General Meeting;

- copy of Notice of Annual General Meeting and Information Circular
- copy of Form of Proxy
- copy of Supplemental Mailing List Return Card

C. Audited Financial Statements and accompanying Quarterly Report

- copy of audited financial statements for the year ended December 31, 2001 with relevant Quarterly report on BC Form 51-901F

D. Unaudited Financial Statements and accompanying Quarterly Report

- copy of unaudited financial statements for the period ended March 31, 2002 with

relevant Quarterly report on BC Form 51-901F.

E. Copies of news releases issued during the relevant period.

F. Copies of BC Forms 45-902F filed with the British Columbia Securities Commission.

G. Copies of BC Forms 53-901F filed with the British Columbia and Alberta Securities Commissions.

H. Copy of TSX Venture Exchange letter of approval.

Please acknowledge receipt of these documents on the enclosed copy of this letter and return it in the enclosed self-addressed envelope.

Sincerely,

BERUSCHI & COMPANY

PER: [signature]

GWEN WEGNER
Paralegal

Enclosures

82-1669

BRITISH COLUMBIA

Ministry of Finance
Corporate and Personal Property Registries

2nd Floor – 940 Blanshard Street
PO Box 9431 Stn Prov Govt
Victoria BC V8W 9V3
Telephone: 250 356-8626
Hours: 8:30 – 4:30 Monday to Friday
www.fin.gov.bc.ca/registries

ANNUAL REPORT

FORM 16
Sections 333 and 334
COMPANY ACT

Please check this form for any errors or omissions.
See instructions on reverse.

A FULL NAME OF COMPANY

B REGISTERED OFFICE ADDRESS

FILING FEE: $35

Try our new electronic filing service!
Visit www.cr.bconline.com
A BC Online service fee of $1.61 applies

BUCK LAKE VENTURES LTD.
501 - 905 WEST PENDER STREET
VANCOUVER BC V6C 1L6

C ACCESS CODE
20826830

D CERTIFICATE OF INCORPORATION NUMBER
225795

E DATE OF INCORPORATION, AMALGAMATION OR CONTINUATION
1981 FEBRUARY 02

F DATE OF ANNUAL REPORT (ANNIVERSARY DATE)
2002 FEBRUARY 02

This company is a reporting company under the *Company Act*

G Has there been a change of registered or records office address? If YES, a Notice to Change Office (Form 4) must be filed. See instructions on reverse.

H Has there been a change of directors? If YES, a Notice of Directors (Form 8/9) must be filed. See instructions on reverse.

I DIRECTORS

LAST NAME	FIRST NAME AND INITIALS (IF ANY)	RESIDENTIAL ADDRESS / CITY / PROVINCE	POSTAL CODE
BROOKS,	DOUGLAS B.	4403 RANGER AVE NORTH VANCOUVER BC	V7R3L1
DICAIRE,	DAVID B.	2512 MICA PL COQUITLAM BC	V3E3K7
DRINOVZ,	LEETA M.	407 2173 W 7TH AVE VANCOUVER BC	V6K1V5
ROLAND,	RAYMOND W.	305 1132 HARO ST VANCOUVER BC	V6Z2M3
SHAW,	KIRK	103 1675 HORNBY STREET VANCOUVER BC	V6Z2M3

Note: Please sign and date on last page

[redacted]

20826830 AR BC/0225795

Corporate and Personal Property Registries

Telephone: 250 356-8626
Hours: 8:30 – 4:30 (Monday to Friday)

Mailing Address:
PO Box 9431 Stn Prov Govt
Victoria BC V8W 9V3
Location:
2nd Floor – 940 Blanshard Street
Victoria BC

ANNUAL REPORT

CERTIFICATE OF INCORPORATION NUMBER: 225795

BUCK LAKE VENTURES LTD.

Please check this form for any errors or ommissions.

J OFFICERS

LAST NAME	FIRST NAME AND INITIALS (IF ANY)	RESIDENTIAL ADDRESS CITY PROVINCE	POSTAL CODE
~~BERUSCHI, VICE PRESIDENT~~	~~DAVID~~	~~310 5TH STREET EAST REVELSTOKE BC~~	~~V0E 2S0~~
DRINOVZ, ASST. SECRETARY	LEETA M.	407 2173 W 7TH AVE VANCOUVER BC	V6K1V5
~~ECHOLS, VICE PRESIDENT~~	~~FRANK~~	~~884 EAST ST JAMES RD NORTH VANCOUVER BC~~	~~V7K 1G7~~
~~RIZZUTI~~, RIZZUTI, SECRETARY	JOHN	4019 HOLLYRIDGE PLACE VICTORIA BC	V8N5N8
ROLAND, PRESIDENT/CEO/CFO	RAYMOND W.	305 1132 HARO ST VANCOUVER BC	V6Z2M3
PAUWELS, VICE PRESIDENT, EXPLORATION	ANDRE M.L.	4900 MARIPOSA COURT RICHMOND BC	V7C 2J9

K CERTIFIED CORRECT – I have read this form and found it to be correct.

Signature of a current Director, Officer, or Company Solicitor

X [signature]

DATE SIGNED YY MM DD: 02 02 25

FIN 706/D Rev. 2002 / 1 / 2 (Prescribed)

82-1669

British Columbia Securities Commission

QUARTERLY AND YEAR END REPORT

BC FORM 51-901F (previously Form 61)

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6731), P.O. Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver, BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393.

INCORPORATED AS PART OF:

X Schedule A

X Schedules B and C

(Place X in appropriate category.)

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT YY/MM/DD
BUCK LAKE VENTURES LTD.	March 31, 2002	2002/06/06

ISSUER'S ADDRESS

501 – 905 West Pender Street

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
Vancouver	B.C.	V6C 1L6	(604) 669-5886	(604) 682-7159

CONTACT PERSON	CONTACT'S POSITION	CONTACT TELEPHONE NO.
Raymond Roland	President	(604) 682-7159

CONTACT EMAIL ADDRESS	WEB SITE ADDRESS
admin@bucklakeventures.com	www.bucklakeventures.com

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"Raymond Roland"	Raymond Roland	2002/06/07
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"Douglas Brooks"	Douglas Brooks	2002/06/07

BUCK LAKE VENTURES LTD.

QUARTERLY REPORT

March 31, 2002

Schedule A: Financial Statements

– See consolidated financial statements attached

Schedule B: Supplementary Information

1. (a) *General and Administrative expenses*
For the current fiscal year-to-date:

- See consolidated financial statements attached

(b) Deferred exploration costs:

	December 31, 2001	Additions	March 31 2002
Buck Lake Claims			
Acquisition Costs			
Cash	$ 65,000	$ -	$ 65,000
Shares	9,000	-	9,000
Consulting -cash	100,000	-	100,000
Option payments received			
- cash	(17,500)	-	(17,500)
- shares	(5,500)	-	(5,500)
	151,000	-	151,000
Deferred Exploration Costs			
Assays	18,174	-	18,174
Field costs	459,921	-	459,921
Geological consulting	8,066	12,914	20,980
Line cutting	4,246	-	4,246
Mapping	47,454	-	47,454
Reporting	48,625	-	48,625
Staking	3,164	-	3,164
Option payments received	(231,125)	-	(231,125)
Option payments - shares	231,125	-	231,125
	589,650	12,914	602,564
Total Buck Lake Claims	**$ 740,650**	**$ 12,914**	**$ 753,564**
Bo Lake and BL Claims			
Acquisition Costs			
Cash	17,525	-	17,525
Shares	27,000	-	27,000
Option payment - shares	(40,000)		(40,000)
	4,525	-	4,525

Schedule B: Supplementary Information - Page 2

1. *Analysis of expenses and deferred costs - (continued)*

Deferred exploration costs:

	December 31, 2001	Additions	March 31 2002
Deferred Exploration Costs			
Assay	769	-	769
Field costs	16,831	-	16,831
Reporting	5,075	-	5,075
	22,675	-	22,675
Total Bo Lake & BL Claims	**$ 27,200**	**$ -**	**$ 27,200**
East Dog River Claims			
Acquisition Costs			
Cash	5,000	-	5,000
Shares	7,500	-	7,500
Total East Dog River Claims	**$ 12,500**	**$ -**	**$ 12,500**
Mirage Lake Claims			
Acquisition Costs			
Cash	5,000	-	5,000
Shares	7,500	-	7,500
Total Mirage Lake Claims	**$ 12,500**	**$ -**	**$ 12,500**
Wanikoo Lake Claims			
Deferred Exploration Costs			
Assays	-	5,200	5,200
Geological consulting	-	17,270	17,270
Drilling	-	32,764	32,764
Total Wanikoo lake Claims	**$ -**	**$ 55,234**	**$ 55,234**
Total Resource Prop. Costs	**$ 792,850**	**$ 68,148**	**$ 860,998**

Schedule B: Supplementary Information - Page 3

2. *Related party transactions*

Aggregate amount of expenditures made to parties not at arm's-length: $ 22,969

3. *Summary of securities issued and options granted during the quarter*

(a) The following common shares were issued during the quarter:

Date of Issue	Type	Number of Shares Issued	Price per Share	Total Proceeds	Type of Consideration	Commission
February 21, 2002	Options	56,833	$0.21	$ 11,935	Cash	N/A
March 22, 2002	Options	30,000	$0.36	$ 10,800	Cash	N/A
Subsequent						
May 14, 2002	Options	50,000	$0.15	$ 7,500	Cash	N/A

(b) Options granted during the quarter: Nil

4. *Summary of securities as at March 31, 2002 :*

a) Authorized share capital - 100,000,000 common shares without par value.

b) A total of 13,076,551 shares have been issued for a total of $5,495,173

c) Options, warrants and convertible securities outstanding as at March 31, 2002:

Type of Security	Number or Amount	Exercise or Conversion Price	Expiry Date
Options	360,972	$0.15	July 18, 2002
Options	81,714	$0.21	February 8, 2003
Options	289,500	$0.40	July 6, 2003
Options	289,381	$0.36	October 17, 2003
Warrants	3,076,923	$0.26	June 27, 2002
Warrants	857,143	$0.23	October 24, 2002
Warrants	600,000	$0.33	May 22, 2003
Warrants	800,000	$0.33	August 8, 2003
Warrants	857,142	$0.50	August 8, 2003
Warrants	485,714	$0.50	February 4, 2004

Schedule B: Supplementary Information - Page 4

d) As at March 31, 2002, 250,000 common shares were held in escrow by the company's transfer agent.

5. *List of directors and officers as of March 31, 2002:*

R. Roland	Director/President
L. Drinovz	Director/ Assistant Corporate Secretary
D. Brooks	Director
K.Shaw	Director
D. Dicaire	Director
J.Rizzuti	Corporate Secretary
A Pauwels	Vice President, Exploration

Schedule C: Management Discussion
- See Attached

SCHEDULE "C" MANAGEMENT DISCUSSION

RESULTS OF OPERATIONS

The Company is a venture company whose shares are listed and called for trading on the TSX Venture Exchange (formerly the Canadian Venture Exchange). During the quarter ended March 31, 2002, the Company continued preliminary exploration of the Buck Lake (the "Buck Lake Project") and Bo Lake (the "Bo Lake Project") Platinum/ Palladium projects.

Exploration and development expenditures of $68,148 on the Buck Lake and Wakinoo Lake Projects were incurred during the quarter ended March 31, 2002. The Company incurred a net loss of $82,411 ($0.01 per share) for the three months ended March 31, 2002 compared to a net loss of $74,084 ($0.01 per share) for the corresponding period ended March 31, 2001. The increase in net loss for the most recent period is primarily due to an increase in travel and promotional activity associated with participation in the annual PDAC conference

RESOURCE PROPERTIES

The Company is active in acquiring, exploring and developing properties with Platinum Group Element (PGE) mineralization. The Lac des Iles area near Thunder Bay, Ontario hosts North American Palladium's Lac des Iles Palladium Mine. This mine is the only producing palladium mine in Canada and one of only two poducing palladium mines in North America. The Company considers the area to be highly prospective for PGE mineralization and an excellent area to conduct exploration. PGE mineralization in the Lac des Iles area, including the Lac des Iles mine, is found within Archean mafic to ultramafic intrusions which are considered by geologists to form a circular structure in the area approximately 30 km diameter. This circular structure hosts several PGE occurrences including the Lac des Iles Intrusive Complex which contains the Lac des Iles Mine, the Buck Lake Intrusion, the Tib Lake Intrusion and the Dog River Intrusion. The Bo Lake Property is also located on this structure.

Buck Lake Project Claims – Ontario

The Buck Lake Project is located approximately 27 kilometres west of the Lac des Iles palladium mine and 100 km north of Thunder Bay, Ontario along the western edge of the circular structure. The Buck Lake Project consists of 128 claim units.

The Company optioned the initial claims from two prospectors in March 1998. The terms of the property agreement include the Company paying to the prospectors $250,000 over five years, issuing to the prospectors 66,664 common shares and funding $150,000 in exploration expenditures over 2 years. The prospectors hold a 2.5% NSR royalty, half of which Buck Lake Ventures may purchase for $500,000.

In connection with a former joint venture agreement for the development of the property a third party holds aone-time option to acquire a 10% participating interest in the Buck Lake Property to be exercised within 60 days of the Company announcing a program to undertake a formal feasibility study on the Buck Lake Property. The option to acquire the 10% participating interest can be exercised by making a payment to the Company in the amount of 20% of all expenditures of any kind made or incurred in connection with the Buck Lake Property.

The Lac des Iles deposit is one of the largest of its type in the world and confirms the potential of northwestern Ontario, and the Lac des Iles area in particular as an excellent geological environment for finding additional large Platinum Group Element (PGE) deposits.

The Buck Lake Property is partially underlain by the Buck Lake Intrusion which is geologically similar to the Lac des

Iles Intrusion which hosts the Lac Des Iles Mine. An exploration program of prospecting, geological mapping, geochemical sampling and trenching during May to October, 2000, followed-up on the initial PGE discovery by a local Thunder Bay prospector. This initial discovery yielded up to 2.03 g/t Platinum and 2.78 g/t Palladium. Subsequent clearing and partial sampling of the discovery area has returned samples up to 8.36 g/t Palladium+Platinum+Gold within a significant zone of brecciation. Most of the samples epresent weathered rock. Samples collected from 'freshly' blasted pits yielded up to 2.89 g/t Platinum, 4.83 g/t Palladium, 0.64 g/t Gold, 085% Copper and 0.93% Nickel. Additional samples taken from shallow pit blasts assayed at 2.82 g/t Platinum, 31.6g/t Palladium, 1.53% copper and 9.96% nickel.

Trenching at the discovery indicates the Platinum and Palladium mineralization to be much more extensive than first thought. Prospecting has also discovered a new PGE occurrence located approximately 250 metres west-southwest of the original PGE discovery. Grab samples of weathered rock collected from this second discovery yielded up to 1.00 g/t Platinum + Palladium.

Preliminary indications are that these two significant PGE discoveries may be part of one large PGE structure of continuous PGE mineralization.

Bo Lake Platinum/Palladium Claims – Ontario

After reviewing a number of properties in the Lac des Iles area, on April 26, 2000, the Company acquired an interest in the Bo Lake Property, another PGE property that is believed to be located on the northwestern side of the circular geologic structure in the area. This property is located approximately 20 km northwest of the Lac des Iles palladium mine and 10 km north of the Buck Lake Project.

Under the Option Agreement, the Company may acquire a 100% interest in the Bo Lake Property by making cash payments totalling $155,000 over 5 years, issuing 100,000 shares and incurring $31,200 in exploration prior the March 12, 2002 with an additional $31,200 in exploration prior to March 12, 2003. The vendor retains a 3.0% NSR, half (1.5%) of which can be purchased at anytime for $1,500,000.

The Bo Lake Property consists of 109 claim units totalling 17.44 square kilometres. The Company's' consulting geologists consider the Bo Lake Property to be a highly prospective PGE target.

Effective October 26, 2000 the Company entered into a joint venture agreement between it and Pacific Topaz Resources Ltd. Pacific Topaz has been granted an option to acquire up to a 50-per-cent interest in Bo Lake Platinum Group Element (PGE) Property for the joint venture of this property. To acquire a 50% interest in the Bo Lake PGE Property, Pacific Topaz must issue 100,000 shares and commit to $500,000 in exploration over 3 years and pay all future property payments to the optionor. The original optionor of the Bo Lake PGE Property retained a 3.0 % NSR, one quarter (0.75%) of which can be purchased by Pacific Topaz at anytime for $750,000.

East Dog River Property – Ontario

In November 2001, the Company entered into an option agreement to acquire a 100% interest in the East Dog River nickel/platinum/palladium property in the Lac des Iles area near Thunder Bay, Ontario.

The East Dog River Property is located on the northern portion of the Dog River Intrusion. It is considered to have significant potential for nickel and platinum/palladium mineralization by the Company's consulting geologists. It is of particular importance because the Dog River Intrusion has been interpreted to be faulted from the Buck Lake Intrusion by a sinistral (left lateral) movement to the northeast, which has displaced it by approximately 6 km. Preliminary investigation of the East Dog River Property has confirmed that this property is similar in composition and may have been part of the Buck Lake Intrusion.

The East Dog River Property covers the northern portion of a magnetic anomaly associated with the Dog River Intrusion. An airborne survey by the Ontario government shows the Dog River Intrusion to be roughly circular in

shape with a diameter of approximately 4 km. The Dog River Intrusion is a mafic-ultramafic intrusion similar in composition to the Lac des Iles Intrusive Complex which hosts the Lac des Iles Mine and the Buck Lake Intrusion which hosts the Buck Lake Discovery.

The Company intends to explore the East Dog River Property for its potential to host platinum-palladium-copper-nickel mineralization similar to that discovered at the Buck Lake Property.

To earn 100% of the property, subject to a 2.0% NSR, the Company was required to issue 30,000 shares and pay $5,000 upon acceptance for filing of the option agreement by the TSX Venture Exchange. These payments and share issuances have occurred. The East Dog River Property consists of 19 claim units, 3.01 square km in size or approximately 304 hectares. Access is excellent.

Mirage Lake Property – Ontario

Also in November 2001, the Company entered into an option agreement to acquire a 100% interest in the Mirage Lake copper/zinc property. The Mirage Lake Property is a base metal prospect located approximately 10 kilometers northwest of Buck Lake in the Bo Lake – Heaven Lake greenstone belt. Samples taken by the prospectors assayed as high as 2.5% zinc from massive to semi-massive sulphides. The Company's exploration will target a Volcanogenic Massive Sulphide (VMS) copper/ zinc deposit at this property. The Mirage Lake Property comprises 18 claim units and is 2.88 square km in size or approximately 288 hectares.

To earn 100% of the property, subject to a 2.0% NSR, the Company was required to issue 30,000 shares and pay $5,000 upon acceptance for filing of the option agreement by the TSX Venture Exchange. These payments and share issuances have occurred. The East Dog River Property consists of 18 claim units, 3.01 square km in size or approximately 304 hectares. Access is excellent.

Tib Lake Property – Ontario

On January 22, 2002 the Company announced it had entered into an option agreement for the acquisition of up to a 100% interest in the Tib Lake Platinum/Palladium property from North American Palladium Ltd.

The Tib Lake Project which comprises 17 unpatented mineral claims (114 claim units) is located on the second largest intrusion in the Lac des Iles area. It is part of the 'Ring of Fire' – a 30 km circular feature of mafic to ultra-mafic intrusions in the Lac des Iles PGE area of Ontario. This important geologic structure includes the Lac des Iles Palladium mine operated by North American Palladium Ltd., and the recent high-grade palladium/nickel discovery at the Company's Buck Lake property.

Under the terms of the agreement the Company can earn a 100% interest in the Tib Lake Project from North American Palladium Ltd., subject to a 2% NSR, by incurring $500,000 in exploration expenditures over 5 years. North American Palladium Ltd. has a back in right for a 50% interest in the project by agreeing to pay 200% of exploration costs within two months of its receipt of a final exploration report. If North American Palladium Ltd. exercises the back in right, a joint venture will be formed with the Company being the initial operator.

Wakinoo Lake Property - Ontario

On January 22, 2002 the Company announced it had entered into an option agreement for the acquisition of up to a 100% interest in the Wakinoo Lake Platinum/Palladium property from North American Palladium Ltd.

The Wakinoo Lake Project, which comprises 16 unpatented mineral claims (95 claim units) is located 25 km southwest of the Lac des Iles Mine. It is part of the 'Ring of Fire' – a 30 km circular feature of mafic to ultramafic intrusions in the Lac des Iles PGE area of Ontario. This important geologic structure includes the Lac des Iles Palladium Mine operated by North American Palladium Ltd., and the recent high-grade palladium/nickel discovery at the Company's Buck Lake property.

Under the terms of the agreement the Company can earn a 100% interest in the Wakinoo Lake Project from North American Palladium Ltd., subject to a 2% NSR, by incurring $700,000 in exploration expenditures over 5 years. The option agreement was subject to the mobilization of drill equipment, which has now occurred. North American Palladium Ltd. has a back in right for a 50% interest in the project by agreeing to pay 200% of exploration costs within two months of its receipt of a final exploration report. If North American Palladium Ltd. exercises the back in right, a joint venture will be formed with the Company being the operator initially.

FINANCING

STOCK OPTIONS

On February 21, 2002, stock options to purchase 56,833 shares of the Issuer were exercised by a non-executive Director at an exercise price of $0.21 per share. The market price at the time of the exercise was $0.46.

On March 22, 2002, stock options to purchase 30,000 shares of the Issuer were exercised by a non-executive Director and a consultant at an exercise price of $0.36 per share. The market price at the time of the exercise was $0.47.

SUBSEQUENT EVENTS – Stock Options

On May 14, 2002, stock options to purchase 50,000 shares of the Issuer were exercised by a non-executive Director at an exercise price of $0.15 per share. The market price at the time of the exercise was $0.35.

PRIVATE PLACEMENTS

On November 1, 2001 the Issuer announced a private placement of 485,714 units at $0.35 per unit which was accepted for filing by the TSX Venture Exchange and completed in February 2002. Each unit consists of one common share and one common share warrant entitling the holder to purchase one additional common share of the Issuer for $0.50 for two years. A total of 192,856 units were issued on a flow-through basis. The proceeds are to be used for exploration and general corporate purposes.

RELATED PARTY TRANSACTIONS

During the quarter ended March 31, 2002, the Company incurred $22,969 in related party transactions. Of this amount $9,000 was for consulting fees, $7,500 for management fees and the remainder for interest.

MANAGEMENT

The Company's Board of Directors currently consists of R. Roland, D. Brooks, L. Drinovz, K. Shaw and D. Dicaire. Mr. R. Roland is the President and Chief Executive Officer of the Company.

INVESTOR RELATIONS ACTIVITIES

No investor relations activities were undertaken by or on behalf of the Company during the period.

OUTLOOK

The Company intends to proceed with the exploration and development of all its properties. The Company also continues to seek out additional acquisitions.

BUCK LAKE VENTURES LTD.

CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2002 and 2001

(Unaudited - Prepared by Management)

BUCK LAKE VENTURES LTD.
CONSOLIDATED BALANCE SHEETS
March 31, 2002 and December 31, 2001
(Unaudited – Prepared by Management)

ASSETS

	March 31, 2002	December 31, 2001
Current		
Cash and cash equivalents	$ 10,561	$ 8,713
Accounts receivable and advances	29,210	34,529
Marketable securities	12,000	12,000
Prepaid expense	8,835	8,835
	60,606	64,077
Capital Assets – Note 3	29,834	31,134
Resource property costs – Schedule B: Note 1	860,998	792,850
	$ 951,438	$ 888,061

LIABILITIES

	March 31, 2002	December 31, 2001
Current		
Accounts payable – Note 4	$ 658,866	$ 640,925
Advances payable	5,902	5,790
	664,768	646,715

SHAREHOLDERS' EQUITY (DEFICIENCY)

	March 31, 2002	December 31, 2001
Share capital – Note 2	5,495,173	5,302,428
Share subscriptions	-	65,000
Deficit	(5,208,503)	(5,126,092)
	286,670	241,346
	$ 951,438	$ 888,061

APPROVED BY DIRECTORS:

"Raymond Roland" Director *"Douglas Brooks"* Director

SEE ACCOMPANYING NOTES

BUCK LAKE VENTURES LTD.
CONSOLIDATED STATEMENTS OF DEFICIT
(Unaudited - Prepared by Management)

	1st QUARTER Three-month period Ended March 31	
	2002	2001
DEFICIT, BEGINNING OF THE PERIOD	$ 5,126,092	$ 4,632,927
NET LOSS	82,411	74,084
DEFICIT, END OF THE PERIOD	$ 5,208,503	$ 4,707,011

SEE ACCOMPANYING NOTES

BUCK LAKE VENTURES LTD.
CONSOLIDATED STATEMENTS OF LOSS
(Unaudited - Prepared by Management)

	YEAR-TO-DATE Three-month period Ended March 31 2002	2001
Administrative Expenses		
Amortization	$ 1,754	$ -
Consulting	9,000	-
Interest – Note 3	9,622	15,138
Investor relations	-	2,500
Filing fees	3,320	2,180
Professional fees	2,500	11,086
Office and miscellaneous	10,402	4,070
Management fees – Note 3	7,500	7,500
Rent	10,500	10,500
Shareholder communication fees	-	9,000
Transfer agent	1,308	910
Travel & promotion	26,512	12,510
Net loss before other items	82,418	75,394
Other		
Interest and miscellaneous income	(7)	(1,310)
Net loss for the period	$ 82,411	$ 74,084
Loss per share	$ 0.01	$ 0.01

SEE ACCOMPANYING NOTES

BUCK LAKE VENTURES LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited – Prepared by Management)

	YEAR-TO-DATE Three-month period Ended March 31 2002	2001
Operating Activities		
Net loss for the period	$ (82,411)	$ (74,084)
Add (deduct) items not affecting cash:		
Amortization	1,754	-
	(80,657)	(74,084)
Changes in non-cash working capital balances related to operations:		
Accounts receivable and advances	5,319	(4,493)
Prepaid expense	-	(1,125)
Accounts payable	17,941	(142,840)
	(57,397)	(222,542)
Investing Activities		
Acquisition of capital assets	(464)	-
Deferred exploration costs	(68,148)	(10,115)
	(68,612)	(10,115)
Financing Activities		
Common shares issued	127,745	1,500
Advances payable	112	
Increase in loan payable	-	50,000
	127,857	51,500
Increase (Decrease) in cash during the period	1,848	(181,157)
Cash, beginning of the period	8,713	439,400
Cash, end of the period	$ 10,561	$ 258,243

Non-cash Transactions – Note 2

SEE ACCOMPANYING NOTES

BUCK LAKE VENTURES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2002 and 2001
(Unaudited – Prepared by Management)

Note 1 Interim Reporting

While the information presented in the accompanying interim three months ended March 31, 2002 financial statements are unaudited, it includes all adjustments which are in the opinion of management necessary to present fairly the financial position, results of operations and cash flows for the interim period presented. These interim financial statements follow the same accounting policies and methods of their application as the Company's December 31, 2001 financial statements. It is suggested that these interim financial statements be read in conjunction with the Company's annual December 31, 2001 financial statements.

Note 2 Share Capital

(a) Authorized:
100,000,000 common shares without par value.

(b) Issued:

	# of shares	$
Balance, December 31, 2000	9,195,196	4,353,663
Pursuant to the property payment	16,666	6,500
Pursuant to the property termination agreement	750,000	248,626
Pursuant to the exercise of stock options at $0.15	10,000	1,500
Pursuant to the exercise of stock options at $0.21	215,000	45,150
Pursuant to the private placement at $0.25	1,400,000	350,000
Pursuant to the private placement at $0.35	857,142	299,999
Pursuant to the property payment	60,000	15,000
Less: finders fees	-	(18,000)
Balance December 31, 2001	12,504,004	5,302,438
Pursuant to the private placement at $0.35	485,714	170,000
Pursuant to the exercise of stock options at $0.21	56,833	11,935
Pursuant to the exercise of stock options at $0.36	30,000	10,800
Balance March 31, 2002	13,076,551	5,495,173

Note 2 Share Capital – cont'd

At March 31,2002, the company's transfer agent held 250,000 common shares in escrow. The release of these shares is subject to regulatory approval. Any shares not released by March 13, 2003 will be cancelled.

(c) Commitments:

Share Purchase Warrants

At March 31, 2002, the following share purchase warrants were outstanding entitling the holders to purchase one common share for each warrant held:

Number of Warrants	Exercise Price	Expiry Date
3,076,923	$0.26	June 27, 2002
857,143	$0.23	October 24, 2002
600,000	$0.33	May 22, 2003
800,000	$0.33	August 8, 2003
857,142	$0.50	August 8, 2003
485,714	$0.50	February 4, 2004
6,676,922		

Share Purchase Options

The company has granted share purchase options to directors and employees of the company to purchase common shares of the company. These options are granted with an exercise price equal to the market price of the company's stock at the date of the grant. The summary of the status of the stock option plan as of March 31, 2002 and 2001 and changes for the periods ending on those dates is as follows:

	#	Weighted Average Price
Options exercisable and outstanding December 31, 2001	1,314,400	$ 0.27
Exercised	(56,833)	$ 0.21
Exercised	(30,000)	$ 0.36
Expired	(206,000)	$ 0.21
Options exercisable and outstanding, March 31, 2002	1,021,567	$ 0.24

Note 2 Share Purchase Options – (cont'd)

At March 31, 2002 there were 1,021,567 employee and director share purchase options outstanding entitling the holders thereof the right to purchase one common share for each option held as follows:

Number of Options	Exercise Price	Expiry Date
360,972	$0.15	July 18, 2002
81,714	$0.21	February 8, 2003
289,500	$0.40	July 6, 2003
289,381	$0.36	October 17, 2003
1,021,567		

Note 3 Capital Assets

	2002			2001
	Cost	Accumulated Amortization	Net	Net
Computer equipment	$ 8,934	$ 1,830	$ 7,104	$ 7,207
Furniture and fixtures	16,585	2,405	14,180	14,927
Office equipment	10,000	1,450	8,550	9,000
	$ 35,519	$ 5,685	$ 29,834	$ 31,134

Note 4 Related Party Transactions

The company was charged the following amounts by directors of the company or companies with directors in common:

	2002	2001
Interest	$ 6,469	$ 5,308
Management fees	7,500	7,500
Consulting	9,000	9,000
	$ 22,969	$ 21,808

These charges were measured by the exchange amount, which is the amount agreed upon by the transacting parties and are on terms and conditions similar to non-related entities.

At March 31, 2002, accounts payable includes $170,195 (2001: $124,347) due to directors of the company or companies with directors in common.

Note 5 Subsequent Events

(a) Subsequent to March 31, 2002, the Company issued common shares for cash as follow:

Type of Issue	Number of Shares	Price per Share	Total Proceeds
Options	50,000	$ 0.15	$ 7,500

82-1669

BUCK LAKE VENTURES LTD.

501 - 905 West Pender Street
Vancouver, BC V6C 1L6
Telephone: (604) 682-7159
Facsimile: (604) 669-5886
Website: www.bucklakeventures.com
E-mail: ir@bucklakeventures.com

Trading Symbol: BUC | 12g3-2(b): 82-1669
June 7, 2002 | Standard & Poor's Listed

NEWS RELEASE

Buck Lake Ventures Ltd. is pleased to announce that its audited financial statements for the year ended December 31, 2001 have been filed. Exploration and development expenditures of $349,908 on the Buck Lake and Bo Lake Projects were incurred during the year ended December 31, 2001. The Company incurred a net loss of $493,165 ($0.05 per share) for the year ended December 31, 2001 compared to a net loss of $411,820 ($0.06 per share) for the year ended December 31, 2000. The increase in net loss for the most recent period is primarily due to general and administrative expense increases associated with increased acquisition, exploration and development activities. During the year ended December 31, 2001 the Company raised $632,000 through private placements of its securities and $46,650 through the exercise of stock options.

The Company also announces that its unaudited interim financial statements for the three-month period ended March 31, 2002 have been filed. During the quarter ended March 31, 2002, exploration and development expenditures of $68,148 were incurred on the Buck Lake and Wakinoo Lake Projects. The Company incurred a net loss of $82,411 ($0.01 per share) for the three months ended March 31, 2002 compared to a net loss of $74,084 ($0.01 per share) for the corresponding period ended March 31, 2001. The increase in net loss for the most recent period is primarily due to an increase in travel and promotional activity associated with participation in the annual PDAC conference. During the first quarter the Company raised $22,735 through the exercise of stock options and closed a private placement which raised $170,000.

BUCK LAKE VENTURES LTD.

Per: [signature]
Raymond Roland, President

82-1669

BUCK LAKE VENTURES LTD.

501 - 905 West Pender Street
Vancouver, BC V6C 1L6
Telephone: (604) 682-7159
Facsimile: (604) 669-5886
Website: www.bucklakeventures.com
E-mail: ir@bucklakeventures.com

Trading Symbol: BUC
July 16, 2002

12g3-2(b): 82-1669
Standard & Poor's Listed

NEWS RELEASE

Buck Lake Ventures Ltd. is pleased to announce that it has issued 75,000 common shares in its capital at a deemed price of $0.40 to the optionor of Bo Lake Property, Pierre Gagne in lieu of a property payment of $30,000 due under the Property Option Agreement dated April 26, 2000 between the Company and Mr. Gagne for the Bo Lake Property. The shares issued to Mr. Gagne are restricted from trading until July 9, 2003.

BUCK LAKE VENTURES LTD.

Per: ______________________
Raymond Roland, President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this News Release.

82 - 1669

BC FORM 45-902F (Formerly Form 20)

Securities Act

REPORT OF EXEMPT DISTRIBUTION

1. State the full name, address and telephone number of the issuer of the security distributed.

   Buck Lake Ventures Ltd.
   Name of issuer
   501 - 905 West Pender Street, Vancouver, BC V6C 1L6
   Address
   (604) 682-7159
   Telephone Number

2. State whether the issuer is or is not a reporting issuer and, if reporting, the jurisdictions in which it is reporting.

   The Issuer is a reporting issuer in British Columbia and Alberta.

3. State whether the issuer is listed or quoted on any stock exchange or trading or quotation system and, if so, which stock exchange or trading or quotation system.

   The Issuer is listed on the TSX Venture Exchange.

4. Describe the type of security and the aggregate number distributed. If the security is convertible or exchangeable, describe the type of underlying security, the terms of exercise or conversion and any expiry date.

   75,000 common shares at a deemed price of $0.40 per share.

5. Provide the following information for each type of security distributed. Consult Multilateral Instrument 45-102 *Resale of Securities* to determine what restricted or seasoning period applies to the security.

Full Name of Purchaser and Municipality and Jurisdiction of Residence	Number of Securities Purchased	Date of Distribution	Price Per Security/ Total Purchase Price (Canadian $)	Exemption Relied On	Length of any Restricted or Seasoning Period
Pierre Gagne Thunder Bay, ON	75,000 shares	July 8, 2002	$0.40 (deemed)	74(2)(18) of the Act	12 months

6. Disclose the following information in a schedule to the Form 45-902F. The information in the schedule is not available to the public.

See attached schedule.

7. State the total dollar value (Canadian $) of the securities distributed by the issuer to purchasers resident in British Columbia. This total dollar value must be used for calculating the fee payable for filing this report with the British Columbia Securities Commission.

$30,000.00.

8. Provide the following information for each person who is being compensated in connection with the distribution(s) of the security. When disclosing compensation paid or to be paid, include discounts, commissions or other fees or payments of a similar nature directly related to the distribution. Do not include payments for services incidental to the trade, such as clerical, printing, legal or accounting services.

If the compensation is in the form of a security, include the exemption under which the security is being distributed. If the security is being distributed on a later date, the issuer must file a separate Report of Distribution with the applicable filing fee.

Name and Address of Person Being Compensated	Compensation Paid (number and type of security and/or cash amount (Canadian $)	Price Per Share (Canadian $)
N/A		

The undersigned hereby certifies that the statements made in this report and in any schedule to this report are true and correct.

DATED at Vancouver, British Columbia, this 12th day of July, 2002.

BUCK LAKE VENTURES LTD.
Name of issuer *(please print)*

[signature]
Signature of authorized signatory

Raymond Roland, President
Name and office of authorized signatory
(please print)

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A RECORD REQUIRED TO BE FILED OR PROVIDED UNDER THE SECURITIES ACT OR SECURITIES RULES THAT, AT THE TIME AND IN LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

INSTRUCTION:
File this report with the British Columbia Securities Commission on or before the 10th day after the distribution of the security with a completed Fee Checklist and the required fee. In order to determine the fee payable, consult item 19 of section 22 of the Securities Regulation, R.B.C. Reg. 196/197, as amended. For calculating the fee payable, use the total dollar value of the securities distributed in British Columbia set out in item 7 of this report. Cheques should be made payable to the "British Columbia Securities Commission".

For further information and guidance on preparing and filing this report, please refer to FAQs at www.bcsc.bc.ca.

Notice - Collection and use of personal information
The personal information required under this form is collected on behalf of and used by the British Columbia Securities Commission for the purposes of the administration and enforcement of the *Securities Act*. All of the information required under this form, except for the information contained in the schedule required under section 6, is made available to the public under the *Securities Act*. If you have any questions about the collection and use of information, contact the British Columbia Securities Commission, P.O. Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver, B.C., V7Y 1L2. Telephone 604-899-6854. Toll free in British Columbia and Alberta 1-800-373-6393.

82-1669

BC FORM 53-901F

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE B.C. *SECURITIES ACT* AND 118(1) OF THE ALBERTA *SECURITIES ACT*

Item 1. **Reporting Issuer**

Buck Lake Ventures Ltd.
501 - 905 West Pender Street
Vancouver, BC V6C 1L6

Item 2. **Date of Material Change**

June 7, 2002

Item 3. **Press Release**

Press Release dated June 7, 2002 and disseminated to the Vancouver Stockwatch Magazine, B.C. Securities Commission, Alberta Securities Commission and Market News Publishing.

Place of Issuance: Vancouver, British Columbia.

Item 4. **Summary of Material Change**

The Issuer announces filing of its audited financial statements for the year ended December 31, 2001 and financial results for the financial year. The Issuer also announces filing of its unaudited interim financial statements for the three-month period ended March 31, 2002 and financial results for the same period.

Item 5. **Full Description of Material Change**

The Issuer is pleased to announce that its audited financial statements for the year ended December 31, 2001 have been filed. Exploration and development expenditures of $349,908 on the Buck Lake and Bo Lake Projects were incurred during the year ended December 31, 2001. The Issuer incurred a net loss of $493,165 ($0.05 per share) for the year ended December 31, 2001 compared to a net loss of $411,820 ($0.06 per share) for the year ended December 31, 2000. The increase in net loss for the most recent period is primarily due to general and administrative expense increases associated with increased acquisition, exploration and development activities. During the year ended December 31, 2001 the Issuer raised $632,000 through private placements of its securities and $46,650 through the exercise of stock options.

The Issuer also announces that its unaudited interim financial statements for the three-month period ended March 31, 2002 have been filed. During the quarter ended March 31, 2002, exploration and development expenditures of $68,148 were incurred on the Buck Lake and Wakinoo Lake Projects. The Issuer incurred a net loss of $82,411 ($0.01 per share) for the three months ended March 31, 2002 compared to a net loss of $74,084 ($0.01 per share) for the corresponding period ended March 31, 2001. The increase in net loss for the most recent period is primarily due to an increase in travel and promotional activity associated with participation in the annual PDAC conference. During the first quarter the Issuer raised $22,735 through the exercise of stock options and closed a private placement which raised $170,000.

Item 6. Reliance on Section 85(2) of the B.C. Act and 118(2) of the Alberta Act

The Issuer is not relying on Section 85(2) of the B.C. Act or 118(2) of the Alberta Act.

Item 7. Omitted Information

There is no omitted information.

Item 8. Senior Officers

Raymond Roland, President - (604) 682-7159.

Item 9. Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, this 17th day of June, 2002.

Douglas B. Brooks, Director

82-1669

BC FORM 53-901F

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE B.C. *SECURITIES ACT* AND 118(1) OF THE ALBERTA *SECURITIES ACT*

Item 1. **Reporting Issuer**

Buck Lake Ventures Ltd.
501 - 905 West Pender Street
Vancouver, BC V6C 1L6

Item 2. **Date of Material Change**

July 16, 2002

Item 3. **Press Release**

Press Release dated July 16, 2002 and disseminated to the Vancouver Stockwatch Magazine, B.C. Securities Commission, Alberta Securities Commission and Market News Publishing.

Place of Issuance: Vancouver, British Columbia.

Item 4. **Summary of Material Change**

The Issuer announces the issuance of shares in lieu of a property payment with respect to its Bo Lake Property.

Item 5. **Full Description of Material Change**

The Issuer is pleased to announce that it has issued 75,000 common shares in its capital at a deemed price of $0.40 to the optionor of Bo Lake Property, Pierre Gagne in lieu of a property payment of $30,000 due under the Property Option Agreement dated April 26, 2000 between the Issuer and Mr. Gagne for the Bo Lake Property. The shares issued to Mr. Gagne are restricted from trading until July 9, 2003.

Item 6. **Reliance on Section 85(2) of the B.C. Act and 118(2) of the Alberta Act**

The Issuer is not relying on Section 85(2) of the B.C. Act or 118(2) of the Alberta Act.

Item 7. **Omitted Information**

There is no omitted information.

Item 8. **Senior Officers**

Raymond Roland, President - (604) 682-7159.

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, this 19th day of July, 2002.

Raymond Roland, President

82-1669

TSX venture EXCHANGE

June 26, 2002

Douglas E. Eacrett
501 – 905 West Pender Street
Vancouver, BC
V6C 1L6

Attention: Douglas E. Eacrett

Dear Sirs\Mesdames:

Re: Buck Lake Ventures Ltd. (the 'Company') Sub #75561
Amendment to Property Agreement

This letter serves as notice that the Exchange has no objection to the proposed amendment to the previously approved Bo Lake property acquisition. Pursuant to the amendment and documentation received dated June 12, 2002, in lieu of a $30,000 cash payment to Pierre Gagne, the Company will issue 75,000 shares instead. Please issue a news release outlining the above-noted change to the original terms.

This fax will be the only copy you receive. Should you have any questions, please contact the undersigned at (604) 643-6543 / FAX: (604) 844-7502 / EMAIL: malki.haer@tsxventure.com.

Yours truly,

Malki Haer
Analyst
Corporate Finance

MH\nl

cc: Buck Lake Ventures Ltd.

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